Exhibit 99(k)(4)

ORGANIZATION AND OFFERING EXPENSE REIMBURSEMENT AGREEMENT

This Organization and Offering Expense Reimbursement Agreement (the “Agreement”) is made this 21st day of December 2016, by and among CAREY CREDIT INCOME FUND 2017 T, a Delaware statutory trust (the “Company”), Carey Credit Advisors, LLC (“W. P. Carey”) and Guggenheim Partners Investment Management, LLC (“Guggenheim” and, together with W. P. Carey, the “Advisors”).
WHEREAS, the Company is a newly organized, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “ 1940 Act”);
WHEREAS, the Company will invest all or substantially all its assets in the Carey Credit Income Fund (“Master Fund”) as part of a master/feeder BDC structure;
WHEREAS, W. P. Carey is the Master Fund’s investment advisor and Guggenheim is the Master Fund's sub-investment advisor; and
WHEREAS, the Advisors have incurred, and will continue to incur, on behalf of the Company Organization and Offering Expenses, as defined by the Company’s Amended and Restated Declaration of Trust.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.                      Reimbursement of Organization and Offering Expenses

(a)
The Company shall be obligated to reimburse the Advisors for all current Organization and Offering Expenses and all prior Organization and Offering Expenses paid by, or on behalf of, the Advisors and not already reimbursed by the Company (the “Reimbursable O&O Expenses”) as follows:

a.
The lesser of (i) a maximum reimbursement rate of 1.5% of the gross proceeds received from the sale of the Company’s common shares, excluding proceeds from the sale of the Company’s common shares in connection with the Company’s distribution reinvestment plan, and (ii) the total remaining outstanding Reimbursable O&O Expenses of the Company.

b.
The Company acknowledges that it shall be solely responsible to ensure that any reimbursement to the Advisors, or any other person, for Organization and Offering Expenses, shall not exceed the 15% limitation on Front End Fees (as defined and set forth in the Company’s Amended and Restated Declaration of Trust), regardless of the source of payment.

(b)
No later than five (5) business days following the beginning of each month, the Advisors may notify the Company’s Administrator in writing that they are electing to waive a portion or all of the reimbursement of the Reimbursable O&O Expenses to which they would otherwise be entitled. In the event the Advisors waive a portion or all entitled reimbursement in any given month, then the gross proceeds received from the sale of the Company’s common shares associated with such waiver may not be subject to any make-up reimbursement rate at a later date.

(c)
No later than ten (10) business days following the beginning of each month, the Advisors shall prepare a reasonably detailed statement documenting the Reimbursable O & O Expenses incurred up to and including the immediately preceding month and the calculation of the reimbursement thereof and shall deliver such statement to the Company’s Administrator prior to requesting full reimbursement. The Company will first reimburse for any current and prior organization expenses, and then secondly reimburse for any current or prior offering expenses. Such statement may also include instructions from the Advisors with respect to their election to defer any portion of such reimbursement. Any portion of a reimbursement of the Reimbursable O & O Expenses otherwise payable to the Advisors and not otherwise paid to the Advisors with respect to any month pursuant to a deferral election made by the Advisors under this paragraph shall be so deferred without interest and may be paid on any specified later date as the Advisors may determine. If the Advisors so determine to have such deferred reimbursements paid on such specified later date, they shall provide the Company’s Administrator with written notice of such specified later date at least thirty (30) days, but no more than sixty (60) days, prior to such specified later date.

(d)	Organization and Offering Expenses incurred by the Advisors on behalf of the Company and payable pursuant to this Section 1 shall be reimbursed by the Company no less than monthly to the Advisors.

2.                      Termination and Survival

(a)	This Agreement shall become effective as of the date first written above.

(b)	This Agreement may be terminated at any time, without the payment of any penalty, by the Company or the Advisors at any time, with or without notice.

(c)
This Agreement shall automatically terminate in the event of (i) the termination by the Master Fund of the Investment Advisory Agreement, dated February 27, 2015, between the Master Fund and W. P. Carey or (ii) the board of trustees of the Master Fund makes a determination to dissolve or liquidate the Master Fund.

(d)
Sections 2 and 3 of this Agreement shall survive any termination of this Agreement.  Notwithstanding anything to the contrary, Section 1 of this Agreement shall survive any termination of this Agreement with respect to any Reimbursable O&O Expenses that have not been reimbursed by the Company to the Advisors.

3.                      Miscellaneous

(a)	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)
Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. To the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Company to take any action contrary to the Company’s Amended and Restated Declaration of Trust or Amended and Restated Bylaws, as each may be amended or restated, or to relieve or deprive the board of trustees of the Company of their responsibility for and control of the conduct of the affairs of the Company.

(d)
If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)	The Company shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Advisors.

(f)
This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

CAREY CREDIT INCOME FUND 2017 T

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CAREY CREDIT ADVISORS, LLC		GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	/s/ Mark Goldberg	By:	/s/ Jeff Abrams
Name:	Mark Goldberg	Name:	Jeffrey Abrams
Title:	President	Title:	Senior Managing Director

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